

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2011

<u>Via U.S. Mail and Facsimile to 702-549-5496</u>

Scott Gerardi
Chief Executve Officer
Accend Media
8275 S. Eastern Avenue, Suite 200-306
Las Vegas, NV 89123

> **Re: Accend Media**
> **Registration Statement on Form S-1, as amended by**
> **Amendment No. 2**
> **Filed June 1, 2011**
> **File No. 333-173814**

Dear Mr. Gerardi:

We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1.   We note your response to comment one from our letter dated May 25, 2011. However, your filing still states on the Prospectus Cover Page (and other places) that "The 6,000,000 shares of our Common Stock offering by the selling shareholders is at a fixed price of $0.01 per share for the entire duration of the offering until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices." Because you are not eligible to conduct an at the market offering under Rule 415(a)(4), the entire duration of your offering must be at a fixed price. Therefore, please revise the filing to remove the references to selling your shares based on price quotations from the OTC Bulletin Board, market prices, or private negotiations.

Scott Gerardi
Accend Media
June 8, 2011
Page 2

You may contact Sharon Virga, Staff Accountant, at 202-551-3385 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via facsimile to 702- 221-1963
        Thomas C. Cook, Esq.